HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
May 18, 2011	DOUGLAS M. BERMAN DIRECT DIAL: (214) 468-3305 DIRECT FAX: (214) 740-7106 EMAIL: DBERMAN@HUNTON.COM FILE NO: 70855.000002

United States Securities and Exchange Commission 101 F Street, NE Washington, DC 20549	VIA EDGAR
Attention:	Mark P. Shuman, Branch Chief - Legal
Kathleen Collins, Accounting Branch Chief
Michael F. Johnson, Staff Attorney

Re:	Crossroads Systems, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed March 11, 2011
File No. 333-172792

Ladies and Gentlemen:

On behalf of Crossroads Systems, Inc. (the “Company”), we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the letter of Mark P. Shuman, Branch Chief - Legal, dated April 7, 2011 (the “Comment Letter”), regarding the Registration Statement referenced above.  The Company is filing these responses concurrently with the filing of Amendment No. 1 to the Registration Statement (the “Amendment”).  The responses herein are based on information provided to this firm by the Company.  The responses have been numbered and headings have been used to correspond to the comments as entitled and numbered in the Comment Letter.

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Company response:

The Company acknowledges the Staff’s comment and will update the financial statements, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the Registration Statement.  In particular, the Company has updated the financial statements to include interim financial statements for the three months ended January 31, 2011 and the corresponding period ended January 31, 2010.

ATLANTA   AUSTIN   BANGKOK   BEIJING   BRUSSELS   CHARLOTTE   DALLAS   HOUSTON   LONDON   LOS ANGELES
McLEAN   MIAMI   NEW YORK   NORFOLK   RALEIGH   RICHMOND   SAN FRANCISCO   WASHINGTON
www.hunton.com

May 18, 2011

2.
Please revise your document on the cover page and throughout the prospectus to provide appropriate disclosure relating to your offer of the shares underlying the warrants to transferees of the warrants.  Your cover page should state the number of shares underlying warrants that are offered by the company and should describe the terms of the offering (e.g., the warrant exercise price, the aggregate potential offering proceeds to the company and the terms of the warrants).  Please also note that to the extent the warrants are not sold, any exercises of the warrants by the current holders would be unregistered transactions.

Company response:

In response to the Staff’s comment, the Company has revised the document on the cover page and throughout the prospectus to provide appropriate disclosure relating to the offer of the shares underlying the warrants to transferees of the warrants.  The cover page has been revised to state the number of shares underlying warrants that are offered by the Company and describe the terms of the warrants.  The Company acknowledges the Staff’s comment that to the extent the warrants are not sold, any exercises of the warrants by the current holders would be unregistered transactions.

Cover Page

3.
The offering price for the secondary offering of common stock is not described in a manner that is consistent with the disclosure on page 25 under the heading:  “Determination of Offering Price.”  Resales in the secondary offering should be at a fixed price until your common stock prices are reported in the OTCBB system or in NASDAQ.  You indicate at that the selling security holders will initially sell their shares of common stock at a price of $0.80 per share; this information should be disclosed on the cover.  We also note that you are registering secondary sales of the warrants, yet you do not describe the offering price for the warrants, nor do you reference the warrant exercise price of the shares underlying warrants that will be offered publicly by the registrant to any purchasers of warrants pursuant to the registration statement.

Company response:

In response to the Staff’s comment, the Company has included the selling security holders’ initial offering price per share on the cover of the prospectus and noted the offering price for the warrants.  The Company has also included the exercise price per share of the warrants on the cover.  The Company also notes that the exercise price is also included in the prospectus in the sections entitled “Use of Proceeds,” “Determination of Offering Price” and  “Description of Capital Stock—Warrants.”

May 18, 2011

4.	Please revise your document to clarify throughout, if true, that the 16,796,875 shares of common stock being registered include the 4,296,875 shares of common stock underlying the warrants.

Company response:

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that it covers (i) 12,500,000 shares of common stock, (ii) 4,296,875 warrants, and (iii) 4,296,875 shares of common stock underlying the warrants that are in addition to the 12,500,000 outstanding shares being registered.  The Company directs the Staff to the cover page of the prospectus and the section entitled “Prospectus Summary—The Offering.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

5.
We note your disclosures regarding the company’s lease obligations in Note 9 to the financial statements and your reference to non-cancelable order commitments to your suppliers on page 12.  Revise to include the tabular disclosures of your contractual obligations pursuant to Item 11(h) of Form S-1 and Item 303(A)(5) of Regulation S-K.

Company response:

The Company acknowledges the Staff’s comment and respectfully notes that since the Company is a smaller reporting company, the Company has not included the tabular disclosures of contractual obligations pursuant to Item 11(h) of form S-1 and Item 303(A)(5) of Regulation S-K in reliance on Item 303(d) of Regulation S-K.

Critical Accounting Policies and Estimates, page 30

6.
Tell us how you considered including a discussion regarding the assumptions and estimates used in accounting for stock based compensation in your critical accounting policy disclosures.  We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Company response:

The Company acknowledges the Staff’s comment and has included in the Amendment a discussion regarding the assumptions and estimates used in accounting for stock-based compensation in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

May 18, 2011

Business

Customers, page 42

7.	Please revise this section to discuss the material terms of your agreements with major customers.

Company response:

The Company notes the Staff’s comment and has discussed the material terms of its agreement with Hewlett-Packard Company in the section entitled “Business—Customers.”  In addition, the Company informs the Staff that contemporaneously with this response letter, it is separately submitting a Confidential Treatment Request with respect to certain portions of this agreement.

Management

Executive Officers and Directors, page 45

8.
Please revise your discussion of Mr. Sims to explain the specific experience, qualifications, attributes or skills that led you to conclude he should serve as a director.  See Item 401(e) of Regulation S-K.

Company response:

In response to the Staff’s comment, the Company has revised the discussion of Mr. Sims to explain the specific experience, qualifications, attributes or skills that led the Company to conclude he should serve as a director in accordance with Item 401(e) of Regulation S-K.

Selling Security Holders, page 69

9.
For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.  We note your statement on page II-3, but please confirm that this applies to all of your selling shareholders.

May 18, 2011

Company response:

In response to the Staff’s comment, in footnote 21 to the table in the section entitled “Selling Security Holders,” for selling shareholders that are affiliates of broker-dealers, the Company has disclosed that the purchasers in the private placement that are affiliates of broker-dealers purchased the securities in the ordinary course of business and represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Product Revenue – Hardware

10.
Your disclosures on page 31 refer to future price adjustments “such as” future product returns.  Tell us whether you offer any other concessions to your distributors, resellers or OEMs such as price protection, stock rotation rights, rebates, etc.  If so, tell us how you considered including a discussion of your accounting for such items in your revenue recognition policy footnote disclosures.  In addition, to the extent that pricing adjustments have significantly impacted your revenues for any period presented, tell us your consideration to include a discussion regarding the impact of such adjustments on your results of operations in MD&A.  We refer you to SEC Release 33-8350.

Company response:

The Company has revised the disclosure to remove the phrase “such as” and to refer only to estimated  future product returns.  The Company does not offer future price concessions, stock rotation rights, or rebates and does not include positive assurance language as such.  As a result, the Company has not included a discussion regarding the impact of such adjustments on its results of operations in MD&A.

Product Revenue – Software

11.
We note that VSOE of fair value for services sold in your software arrangements is determined based on the price charged when the services are sold separately.  Please describe the process you use to evaluate the various factors that affect your VSOE for such services, such as customer type, purchase volume, duration of arrangement, etc.  Please ensure that your response addresses each service offering.  In this regard, we note from your disclosures on page 42 that your support services are typically offered for periods of one to three years.  Further, address the issue that if VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered ASC 985-605-25-6 in accounting for such arrangements.

May 18, 2011

Company response:

The Company informs the Staff that when it sells support contracts, the price is a percentage of the license costs, typically 12% to 18%.  The same method is used when selling any length of contract, as well as the service contract as a stand-alone item.  The Company believes ASC 985-605-25-6(a) is satisfied, as the Company recognizes the required percentage of the license price over the contractual term of the service contract.

12.
For each period presented, tell us the amount of service contracts sold with terms greater than one year.  To the extent that you have sold service contracts with two or three year terms, then tell us why you do not present any long-term deferred revenue in your consolidated balance sheets.

Company response:

The Company has changed the title on the Balance Sheet of the item previously listed as “long-term liabilities” to “long-term deferred revenue” to more clearly define long-term liabilities.

Royalty and Other Revenue

13.
Your disclosures on page F-9 indicate that upfront fees for IP licenses are collected as consideration for either past or futures sales.  In addition, we note your disclosures on page 33 where you attribute the increase in IP license and royalty revenues, in part, to increased IP settlements.  Please tell us whether you enter into certain IP licenses as a result of patent litigation settlements or explain further your reference to past sales and IP settlements as it relates to your IP license revenues.  Also, as applicable, tell us how you concluded it was appropriate to classify amounts received for past usage and IP settlements as revenue.

Company response:

The Company informs the Staff that it has IP Settlements as a result of aggressively defending its patents as a line of business.  Beginning in 2004, the Company began a Board-directed campaign to protect its patents (IP Licensing Campaign), and it required all companies using its Intellectual Property in their products or services to submit shipment data, and required royalty payments.  The revenue recognized is on past shipments, but an agreement may also include future use of a patented technology.  In these cases, the Company recognizes the license revenue over the life of the contract or based upon shipments.

May 18, 2011

14.
We note that for customer field support agreements on your hardware products, revenue equal to the “separately stated price” of the service contract is initially deferred and recognized ratably over the contract period.  Please clarify whether these support agreements are part of multiple element arrangements that include both hardware and customer field support services.  If so, tell us whether you establish fair value for the service element based on the price for such services as stated in the contract and, if applicable, explain further how you considered the guidance in ASC 605-25-30-7 in determining that the contractually stated price was representative of fair value.

Company response:

The Company informs the Staff that in some cases its products are sold as a multi-element arrangement and in some cases, on a stand alone basis. When they are sold as a multi-element arrangement, the Company recognizes revenue under VSOE, and the price allocation is based on its stand alone prices for the product. The same method is used when selling any length of PCS contract, as well as the service contract as a stand-alone item. The Company believes ASC 605-25-30-7 is satisfied, as the support fees are fixed, and the Company does not recognize revenue if the collectability from the customer is in question.

Recently Issued Accounting Standards, page F-11

15.
We note ASU 2009-13 is effective for fiscal years beginning after June 15, 2010, which you indicate is the beginning of fiscal 2012.  Please confirm that you adopted the guidance in ASU 2009-13 on November 1, 2010 and clarify whether the adoption date is in fiscal 2011 or fiscal 2012, as disclosed.  If the former is the case, then please revise your disclosures accordingly.

Company response:

In response to the Staff’s comment, the Company has revised its disclosures to clarify that the adoption date is in fiscal 2011.

Schedule II – Valuation and Qualifying Accounts, page F-22

16.
We note the company maintains an allowance for excess and obsolete inventory.  Please be advised that the inventory write down due to obsolescence establishes a new cost basis, which subsequently cannot be marked up based on changes in underlying facts and circumstances and also should not be presented as a reserve.  Accordingly, please revise to remove such allowance from your Schedule II valuation analysis.  We refer you to ASC 330-10-35-14 and SAB Topic 5.BB.  Tell us if you have obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet.  Also, disclose in MD&A if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

May 18, 2011

Company response:

In response to the Staff’s comments, the Company has revised Schedule II to remove such allowance from the Schedule II valuation analysis.  In addition, the Company informs the Staff that obsolete inventory is not marked up once it is written down and the reserve reflects items used for repairs only.

Item 15.  Recent Sales of Unregistered Securities, page II-3

17.
Amend your filing to include all the information required to be disclosed pursuant to Item 701(d) of Regulation S-K.  In particular, please indicate the number of investors in the October 23, 2010 unregistered offering or identify the investors.  Also, more specifically describe the information provided to the investors in that placement of securities.

Company response:

In response to the Staff’s comment, the Company has amended the filing to indicate the number of investors in the October 23, 2010 unregistered offering.  The Company hereby informs the Staff that the investors are identified in the prospectus in the table in the section entitled “Selling Security Holders.”  As discussed with the Staff on a telephone conference on May 3, 2011, the private placement was conducted pursuant to Regulation D under the Securities Act of 1933, as amended, and the Company has revised Item 15 to include this information.

Item 16.  Exhibits and Financial Statements Schedules

(a)  Exhibits, page II-4

18.	Please file as an exhibit the lease agreement for your Texas headquarters or advise us why you do not believe it needs to be filed. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Company response:

The Company acknowledges the Staff’s comment and has filed the lease agreement for the Texas headquarters as an exhibit to the Registration Statement.

May 18, 2011

19.
We note that you entered into an amended and restated employment agreement with Mr. Sims in April 2009, but it appears you have only filed his 2003 employment agreement as an exhibit.  Please file the amended and restated agreement or advise us.  Ensure that the description of the employment agreement in the prospectus addresses the material terms of the employment agreement, as amended.

Company response:

The Company informs the Staff that the 2003 employment agreement with Mr. Sims is the operative agreement.  The reference to the April 2009 employment agreement in the Registration Statement has been corrected in the Amendment.

Signatures

20.	Revise to have your principal accounting officer or controller sign the registration statement in such capacity.

Company response:

The Company informs the Staff that Jennifer Ray Crane is the principal accounting officer of the Company, and the signature page to the Amendment has been revised to reflect the fact that she has signed the Registration Statement in such capacity.

Closing Statements

The Company acknowledges the Staff’s comments.  These general comments have been noted and/or complied with to the extent applicable.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 18, 2011

Please do not hesitate to call the undersigned at the number referenced above if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review.

Sincerely,

/s/ Douglas M. Berman
Douglas M. Berman

cc:	Robert C. Sims Jennifer Ray Crane